Exhibit 99.1

SUPPLEMENTAL NOTICE TO HOLDERS OF THE CONDITIONAL REDEMPTION

OF ALL US$500,000,000 AGGREGATE PRINCIPAL AMOUNT OF THE

5.50% SENIOR NOTES DUE 2022

OF AZURE POWER ENERGY LTD

(Rule 144A CUSIP: 05502J AA8; Rule 144A ISIN: US05502JAA88; Rule 144A Common Code: 165507169
Regulation S CUSIP: V00027 AA6; Regulation S ISIN: USV00027AA65; Regulation S Common Code: 165507258)

NOTE: THIS NOTICE CONTAINS IMPORTANT INFORMATION THAT IS OF INTEREST TO THE REGISTERED HOLDERS AND BENEFICIAL OWNERS OF THE NOTES. IF APPLICABLE, ALL DEPOSITORIES, CUSTODIANS, AND OTHER INTERMEDIARIES RECEIVING THIS NOTICE ARE REQUESTED TO EXPEDITE RE-TRANSMITTAL TO THE REGISTERED HOLDERS AND BENEFICIAL OWNERS OF THE NOTES IN A TIMELY MANNER.

August 16, 2021

REFERENCE IS HEREBY MADE to the notice of redemption dated July 20, 2021 (the “Prior Notice”), delivered to holders of the Issuer’s (as defined below) US$500,000,000 5.50% Senior Notes due 2022 (the “Notes”), whereby, pursuant to Section 3.03, Section 3.07 and Section 13.01 of the Indenture, Azure Power Energy Ltd, a public company with limited liability incorporated under the laws of Mauritius (the “Issuer”), provided notice to holders in order to redeem (subject to the satisfaction or waiver by the Issuer of the Financing Condition (as defined below)) on August 20, 2021 (the “Redemption Date”) all US$500,000,000 of the Notes. The indicative Redemption Price provided for in the Prior Notice was US$1,013.75, plus accrued and unpaid interest thereon, per US$1,000 of Notes held, which was based on an assumed Redemption Date of August 20, 2021. By way of this supplemental notice, the Issuer hereby confirms that based on an actual Redemption Date of August 27, 2021 (and subject to the satisfaction or waiver by the Issuer of the Financing Condition), the actual Redemption Price for the Notes will be US$1,013.75, plus accrued and unpaid interest thereon per US$1,000 of Notes held. Capitalized terms used herein but not otherwise defined herein shall have the meaning ascribed to them in the Prior Notice.

The record date on which any holder must hold any Note to be entitled to the Redemption Price is the Business Day immediately prior to the Redemption Date (the “Record Date”).

As outlined in the Prior Notice, the Issuer is undertaking the redemption as part of a refinancing transaction pursuant to which the Issuer expects, prior to the Redemption Date, to issue new senior notes (the “New Notes”), the proceeds of which will be used, together with cash on the Issuer’s balance sheet, to pay the aggregate Redemption Price for the Notes in full. The Issuer’s obligation to redeem the Notes on the Redemption Date is conditioned upon the issuance of the New Notes on terms that are satisfactory to the Issuer in its sole discretion and which results, together with cash on the Issuer’s balance sheet, in aggregate net proceeds to the Issuer in a sufficient amount to pay the Redemption Price in full and pay all related expenses in respect of the Redemption on or prior to the Redemption Date (the “Financing Condition”). The Notes shall not be deemed due and payable on the Redemption Date unless and until the Financing Condition is satisfied or waived by the Issuer. The Issuer may, in its sole discretion, delay the Redemption Date until such time as the Financing Condition is

Exhibit 99.1

satisfied or waived. If the Redemption Date is so delayed, the Redemption Price will be adjusted to reflect changes to the amount of accrued and unpaid interest payable on the new Redemption Date, as delayed.

The Notes must be surrendered to the Paying Agent, which is Citibank, N.A., London Branch, Winchester House, c/o Citibank, N.A., Dublin Branch, 1 North Wall Quay, Dublin 1, Ireland, to collect the Redemption Price. The Notes are currently held in global form.

If the Financing Condition will not be satisfied or waived, then the Issuer will notify the holders of the Notes (with a copy to the Trustee and the Paying Agent) on or about the Redemption Date. If the Financing Condition is not satisfied or waived, any certificated Notes previously surrendered to the Paying Agent shall be returned to the holders thereof.

Subject to the satisfaction of the Financing Condition, unless the Issuer defaults in making payment of the Redemption Price or the Paying Agent is prohibited from making such payment pursuant to the terms of the Indenture, interest and Additional Amounts, if any, on the Notes shall cease to accrue on and after the Redemption Date.

No representation is made as to the correctness or accuracy of the CUSIP, common code or ISIN numbers listed on this Conditional Notice of Redemption or printed on the Notes.

The Issuer has requested that the Notes will be delisted from the Singapore Exchange on the Redemption Date.

Questions relating to this Notice of Redemption should be addressed to undersigned

IMPORTANT TAX INFORMATION

EXISTING FEDERAL INCOME TAX LAW MAY REQUIRE BACKUP WITHHOLDING OF 24% OF ANY PAYMENTS TO HOLDERS PRESENTING THEIR NOTES FOR PAYMENTS WHO HAVE FAILED TO FURNISH A TAXPAYER IDENTIFICATION NUMBER, CERTIFIED TO BE CORRECT UNDER PENALTY OF PERJURY ON A COMPLETE AND VALID INTERNAL REVENUE SERVICE ('IRS') FORM W-9 OR APPLICABLE FORM W-8 TO THE APPLICABLE PAYER OR WITHHOLDING AGENT. HOLDERS MAY ALSO BE SUBJECT TO A PENALTY OF $50.00 FOR FAILURE TO PROVIDE SUCH NUMBER.

Investor Contact

Vikas Bansal

ir@azurepower.com

Media Contact

Samitla Subba

pr@azurepower.com